UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

February 12, 2010

MONDO ACQUISITION III, INC.
 (Exact name of registrant as specified in its charter)

Delaware	000-52623	37-1532843
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Yangdai Village, Chendai County
Jinjiang City, Fujian Province
People’s Republic of China
(Address of principal executive offices) (Zip Code)

+86 (151) 1249-4568
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

MONDO ACQUISITION III, INC.
___________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________

MONDO ACQUISITION III, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF MONDO ACQUISITION III, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about February 12, 2010, to the holders of common stock, par value $0.001 per share of Mondo Acquisition III, Inc., a Delaware corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board. The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On February 12, 2010, the Company and its stockholders entered into a Share Exchange Agreement (the “Exchange Agreement”) with Kobe Sport (International) Company Limited, a British Virgin Islands company with limited liability (“Kobe Sport”), and the shareholders of Kobe Sport (the “Kobe Sport Shareholders”).  Pursuant to the Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Kobe Sport from the Kobe Sport Shareholders; and the Kobe Sport Shareholder transferred and contributed all of their Interests to us. In exchange, we issued to the Kobe Sport Shareholders, their designees or assigns, 9,000,000 shares or 90% of our common stock issued and outstanding after the closing of the Exchange Agreement (the “Share Exchange”). Therefore, Kobe Sport became a wholly-owned subsidiary of the Company. The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, Thomas A. Rose and Marc J. Ross resigned as the officers of the Company and Qionglin Lin, Mendoza Anding Lin and Tommy Lo were appointed as the new officers of the Company, effective immediately at the Closing. In addition, Thomas A. Rose, Marc J. Ross and Darrin M. Ocasio have resigned as the directors of the Company, and Mendoza Anding Lin, Qionglin Lin and Aling Lin have been appointed as the new directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on February 12, 2010, the Company had 40,000,000 authorized shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 10,000,000 shares of common stock are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned on February 12, 2010 upon closing of the Share Exchange, for (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 10,000,000 shares of common stock issued and outstanding.

Name and Address of Beneficial Owner (1)(2)	Amount and Nature of Beneficial Ownership	Percent of Class (3)
Mendoza Anding Lin (4)	6,300,000	63%
Worldluck Holdings Limited (5)	1,800,000	18%
Qionglin Lin	0	0
Aling Lin	0	0
Tommy Lo (6)	0	0
All Executive Officers and Directors as a group (4 persons)	6,300,000	63%

(1)
Unless otherwise indicated, the persons or entities identified herein have sole voting and investment power with respect to the shares shown as beneficially held by them, subject to community property laws where applicable.

(2)	Except as otherwise stated, the address is Yangdai Village, Chendai County, Jinjiang City, Fujian Province, People’s Republic of China.

(3)
Applicable percentage of ownership is based on 10,000,000 shares of common stock issued and outstanding after the Share Exchanges. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Common stock subject to securities exercisable for or convertible into common stock that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4)	All 6,300,000 shares were issued to Mr. Lin pursuant to the Exchange Agreement at the closing of the Share Exchange.

(5)
All 1,800,000 shares were issued to Worldluck Holdings Limited (“Worldluck”) pursuant to the Exchange Agreement at the closing of the Share Exchange. Yan Sui William Hui is the sole director of Worldluck and therefore has voting and control power over the shares held by Worldluck.

(6)
Mr. Lo serves as Chief Financial Officer of Hengfeng in connection with the reverse acquisition process pursuant to certain Financial Advisor Agreement between Hengfeng and TimeRich Capital Consulting Limited where Mr. Lo is the Director, dated November 1, 2009. Mr. Lo previously received 100,000 HK dollars as compensation and shall receive certain amount of shares from the public company equal to 700,000 HK dollars.

CHANGES IN CONTROL

On February 12, 2010, the Company and its stockholders entered into an Exchange Agreement with Kobe Sport and the Kobe Sport Shareholders, pursuant to which the Company issued to Kobe Sports Shareholders and their designees a total of 9,000,000 shares of common stock of the Company in exchange for all the issued and outstanding shares of Kobe Sport from the Kobe Sport Shareholders at the closing of the Share Exchange. After the Share Exchange, Kobe Sport became a wholly owned subsidiary of the Company. Therefore, the Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, Thomas A. Rose and Marc J. Ross resigned as the officers of the Company and Qionglin Lin, Mendoza Anding Lin and Tommy Lo were appointed as the new officers of the Company, effective immediately at the Closing. In addition, Thomas A. Rose, Marc J. Ross and Darrin M. Ocasio have resigned as the directors of the Company and Mendoza Anding Lin, Qionglin Lin and Aling Lin have been appointed as the new directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.

Name	Age	Position
Mendoza Anding Lin	33	President, Chief Executive Officer and Chairman
Qionglin Lin	41	General Manager and Director
Aling Lin	23	Director
Wing Sang Tommy Lo	43	Chief Financial Officer
Wenwei Yuan	46	Vice General Manager
Yongchun Lai	30	Finance Manager
Liping Cai	38	Sales & Operation Manager
Mingzhong Lin	42	Product Department Manager
Dong Shen	39	Administration Manager
Thomas A. Rose (1)	47	Director
Marc J. Ross (1)	46	Director
Darrin M. Ocasio (1)	38	Director

(1)	Thomas A. Rose, Marc J. Ross and Darrin M. Ocasio have resigned as the directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

Mendoza Anding Lin, President, Chief Executive Officer and Chairman

Mr. Lin is the President and Chairman of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2009. Previously he served as the General Manager of a foreign trade company in Hong Kong from 2001 to 2003. He was also the General Manager of Chaoba Shoe Material Co., Ltd. at Quanzhou City, Fujian Province from 1999 to 2001. Mr. Lin graduated from Huaqiao University (Quanzhou) with a bachelor’s degree in 2000.

Qionglin Lin, General Manager and Director

Mr. Lin is the General Manager and Director of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2003. Mr. Lin served as the General Manager of Hengchao Shoes Co., Ltd. at Quanzhou City, Fujian Province from 2001 to 2003. Before that, he was the factory manager of Hengfeng Shoes Manufacturing Factory from 1990 to 2000. Mr. Lin graduated from Huaqiao University (Quanzhou) with a bachelor’s degree in 1993.

Aling Lin, Director

Ms. Lin is a board director and cashier of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2007. She previously served as an account in Heng Feng from 2006 to 2007. Ms. Lin graduated from National Institute of Technology, School of Beijing with a bachelor’s degree in 2007.

Wing Sang Tommy Lo, Chief Financial Officer

Mr. Lo is the Chief Financial Officer of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since November 2009. Before that, he served as the Chief Financial Officer and Vice President in Finance (Group Accounts) and the Group Company Secretary in a Singapore listed company and a Hong Kong listed company respectively. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants, the Institute of Chartered Secretaries and Administrators, the Hong Kong Institute of Company Secretaries and a Certified Public Accountant in Hong Kong. He has more than 20 years experience in accounting. He graduated from City University of Hong Kong with a bachelor’s degree in Accountancy.

Wenwei Yuan, Vice General Manager

Mr. Yuan is the Vice General Manager of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2003. Mr. Yuan served as General Manager of Zhengyi Sporting Products Co., Ltd., a subsidiary of Zhengda Group in Fujian Province from 2000 to 2003. He was also the General Manager of Aolin Champion Sports Ltd. from 1995 to 2000 and a Chinese delegation official of the 12th Federation International Basketball Association from 1993 to 1995. He graduated from Beijing Sport University with a bachelor’s degree in 1988.

Yongchun Lai, Finance Manager

Mr. Lai is the Finance Manager of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2006. Before that, he served as the Financial Manager at Xing Quan Shoes & Plastics Co., Ltd. from 2004 to 2006. He was also an accountant at Heng Chao Shoes Co., Ltd. from 2001 to 2004. He graduated from PLA Military Economics Academy in Wuhan with a bachelor’s degree in 2003.

Liping Cai, Sales & Operation Manager

Ms. Cai is the Sales & Operation Manager of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2007. Ms. Cai was the General Manager in Marketing Development at Anta Sports Co., Ltd. at Jinjiang City, Fujian Province from 1997 to 2007. Before that, she served as the Sales Manager at Zhengda Shoes Co., Ltd. in Quanzhou City, Fujian Province from 1992 to 1997. She graduated from Zhejiang GongShang University with a marketing bachelor’s degree in 1995.

Mingzhong Lin, Product Department Manager

Mr. Lin is the Product Department Manager of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2003. Previously, Mr. Lin served as the Manufacture Manager of Heng Chao Shoes Co., Ltd., at Jinjiang City, Fujian Province from 2001 to 2003. He was also an Assistant Factory Manager at Heng Feng Shoes Manufacturing Factory at Jinjiang City, Fujian Province from 1990 to 2000. He graduated from Liming Vocational University (Quanzhou) with a bachelor’s degree in 1990.

Dong Shen, Administration Manager

Mr. Shen is the Administration Manager of Heng Feng Shoes & Clothing Co., Ltd. at Jinjiang City, Fujian Province since 2004. Previously he served as an Administrative Assistant at Chaoba Shoes Material Co., Ltd. from 1999 to 2004. Mr. Shen graduated from Xihua University with a bachelor’s degree in 1996.

Thomas A. Rose, Director

Mr. Rose has served as President and Director of the Company since its inception. He resigned as the President of the Company on February 12, 2010 in connection with the Share Exchange transaction. Since February 2000, Mr. Rose has been a member of Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters. From 1991 until 1999, Mr. Rose was a partner of Schneck, Weltman & Hashmall LLP. Mr. Rose received his Juris Doctor Degree from the Benjamin N. Cardozo School of Law in 1986 and a B.S. in Finance from New York University in 1983.

Marc J. Ross, Director

Mr. Ross has served as Secretary and Director of the Company since its inception. He resigned as the Secretary of the Company on February 12, 2010 in connection with the Share Exchange transaction. Since May 1998, Mr. Ross has been a founding member of Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters. Mr. Ross received his B.A. in Economics from the State University of New York at Albany in 1984 and his Juris Doctor degree from Hofstra University School of Law in 1987.

Darrin M. Ocasio, Director

Mr. Ocasio has served as Director of the Company since its inception.  Since 2000, Mr. Ocasio has been an attorney at Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters.  Mr. Ocasio has been a member of Sichenzia Ross Friedman Ference LLP since 2005.  Mr. Ocasio received his Juris Doctor Degree from New York Law School in 2000.

Family Relationships

Mr. Qionglin Lin and Mr. Mendoza Anding Lin are brothers. Except as stated above, there are no family relationships between the officers or directors of the Company.

Employment Agreements of the Executive Officers

We currently did not enter into any employment agreement with our executive officers.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

As of December 31, 2008 and 2007, Kobe Sport had advances from Fujian Kobe Sports Goods Co., Ltd. (“Fujian Kobe”) for a total of $399,438 and $505,846, respectively.  Fujian Kobe is owned by Mr. Anding Lin, the President of Hengfeng, who holds 70% of Kobe Sport’s total shares. As of September 30, 2009, Kobe Sport had advances from Mr. Anding Lin for a total of $647,240. The above amounts due to related parties were non-interest bearing, unsecured and without fixed repayment date.

Fujian Jinjiang Chenli Yangli Hengfeng Shoe-making Factory (the 6% minority shareholder of Hengfeng) provided guarantees for Kobe Sport’s short-term bank loan of $175,720 and $175,578 as of September 30, 2009 and December 31, 2008, respectively.

Reorganization Related Transactions

Kobe Sport is a holding company and, through its subsidiaries, primarily engages in design, manufacturing and sales of sports shoes, sportswear and related accessories. It was incorporated with limited liability on September 25, 2009 under the International Business Companies Act in the British Virgin Islands and owns a 100% issued and outstanding capital stock of Nam Kwong Trading Company Limited (“Nam Kwong”). Fujian Jinjiang Hengfeng Shoes & Garments Co., Ltd. (“Hengfeng”) is a sino-foreign joint stock limited liability company established in the PRC in 1992. On December 4, 2009, Hengfeng underwent reorganization. Before the reorganization, Hengfeng had been owned as to 94% by Nam Kwong Trading Co., an unincorporated company registered in Hong Kong (“Nam Kwong Unincorporated”) and 6% by Fujian Jinjiang Chenli Yangli Hengfeng Shoe-making Factory, which is a company registered in the PRC (“Fujian Jinjiang”), according to their respective capital contribution. Pursuant to the reorgnization, Nam Kwong Unincorporated transferred the 94% interest in Hengfeng held by it to Nam Kwong. As a result, through Nam Kwong, Kobe owns 94% interest in Hengfeng.

Both before and after the reorganization, Nam Kwong Unincorporated, Nam Kwong and Kobe have all been beneficially owned and controlled by Mr. Anding Lin, who is also the President of Hengfeng.

Other than the above, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

EXECUTIVE COMPENSATION

Mondo Executive Compensation Summary

The following table sets forth all cash compensation paid by Mondo, for the year ended December 31, 2009 and 2008.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Thomas A. Rose, President and Director (1)	2009	$0	0	0	0	0	0	0	$0
	2008	$0	0	0	0	0	0	0	$0
Marc J. Ross, Secretary and Director (1)	2009	$0	0	0	0	0	0	0	$0
	2008	$0	0	0	0	0	0	0	$0
Darrin M. Ocasio Director (1)	2009	$0	0	0	0	0	0	0	$0
	2008	$0	0	0	0	0	0	0	$0

(1)
On the closing of the Share Exchange, Thomas A. Rose and Marc J. Ross resigned as the officers of the Company effective immediately. In addition, Thomas A. Rose, Marc J. Ross and Darrin M. Ocasio have resigned as the directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Hengfeng Executive Compensation Summary

The table below sets forth the positions and compensations for each officer and director of Hengfeng, for the year ended December 31, 2009 and 2008.

Name	Title	12/31/2009 Fiscal Year Annual Salary (US$)	12/31/2008 Fiscal Year Annual Salary (US$)
Qionglin Lin	General Manager and Director	$30,664	$28,940
Mendoza Anding Lin	President and Chairman	$28,907	$26,925
Aling Lin	Director	$5,397	$--
Wenwei Yuan	Vice General Manager	$24,590	$22,462
Yongchun Lai	Finance Manager	$10,956	$6,436
Mingzhong Lin	Product Department Manager	$25,468	$23,325
Liping Cai	Sales & Operation Manager	$17,564	$17,278
Wenwei Yuan	Vice General Manager	$24,590	$22,462

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

Our certificate of incorporation provides that we shall indemnify our directors to the full extent permitted by the provisions of Section 102(b)(7) and Section 145 of the Delaware General Corporation Law (the “DGCL”) as the same may be amended and supplemented. Section 102(b)(7) of the DGCL, relating to indemnification is hereby incorporated herein by reference. Notwithstanding the above, our certificate of incorporation provides that a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to us; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

At present, there is no pending litigation or proceeding involving any of our director, officer or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Mondo Acquisition III, Inc.
Yangdai Village, Chendai County
Jinjiang City, Fujian Province
People’s Republic of China

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

MONDO ACQUISITION III, INC.

Date: February 12, 2010	By:	/s/ Mendoza Anding Lin
Mendoza Anding Lin President and CEO